Arotech Corporation http://www.arotech.com Nasdaq National Market: ARTX Writer’s direct dial: +972-2-990-6623 Writer’s direct fax: +972-2-990-6688 Writer’s e-mail: yaakovh@arotech.com
Yaakov Har-Oz Vice President and General Counsel

Admitted in New York and Israel

August 15, 2005

VIA EDGAR

Securities and Exchange Commission
Filing Desk, Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Ms Peggy Fisher, Assistant Director

Re:	Arotech Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed July 20, 2005
File No. 333-124961
Draft of Amendment to Form 10-K for
Fiscal Year Ended December 31, 2004
File No. 0-23336

Dear Ms Fisher:

This letter sets forth the responses of Arotech Corporation (“we” or the “Company”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated August 2, 2005 and addressed to Leland Nall, with respect to the filing by the Company of the above-referenced registration statement (the “S-3”) on May 16, 2005.

We filed Amendment No. 1 to the S-3, in response to the Staff’s comments contained in its comment letter of June 8, 2005, on July 20, 2005. We are hereby filing Amendment No. 2 to our Form S-3. We have executed manually executed signature pages and consents prior to the time of the electronic filing. For the Staff’s convenience, we are enclosing six courtesy copies of Amendment No. 2 to the S-3; three copies are clean, and three copies have been marked to show changes from the S-3. We are also enclosing three copies of this letter, containing the Company’s responses to the Comment Letter.

Concurrent with our filing of Amendment No. 2 to the S-3, we are also filing an amendment to our Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 10-K/A”), as to which the Staff had previously commented but with respect to which the Staff had no, or very minor, comments in the Comment Letter. We have executed manually executed signature pages and consents prior to the time of the electronic filing.

For the Staff’s convenience, we are also enclosing six courtesy copies of our Form 10-K/A amending the 2004 10-K, three clean and three marked to show changes from the 2004 10-K.

The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in the Comment Letter. References to page numbers are to page numbers in the marked versions of the filing and proposed filing submitted to the Staff herewith.

RESPONSES TO COMMENTS

Comments to the Form S-3

Incorporation of Documents by Reference

1. The requested updated disclosure has been made on page 25 of the prospectus.

Exhibits

2. The additional exhibit requested by the Staff has been filed with Amendment No. 2 to the S-3.

If you need any additional information after reviewing the above, you can contact me on my cellular phone at 011-972-54-646-4808. You may also contact our outside counsel, Steven M. Skolnick, who can be reached at 1-973-597-2476.

Sincerely,

Yaakov Har-Oz
Vice President and General Counsel

cc:   Kristin Lochheed, Esq.
Gary Todd, Esq.
Tom Jones, Esq.
Robert S. Ehrlich
Steven M. Skolnick, Esq.